October 28, 2019

Brian Doran
Executive Vice President, General Counsel and Corporate Secretary
Investors Bancorp, Inc.
101 John F. Kennedy Parkway
Short Hills, New Jersey 07078

       Re: Investors Bancorp, Inc.
           Registration Statement on Form S-4
           Filed October 21, 2019
           File No. 333-234274

Dear Mr. Doran:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance